UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b) (c)
AND (d)  AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. ___) *
EnteroMedics, Inc.

(Name of Issuer)
Common Stock, $0.01 par value per share

(Title of Class of Securities)
29365M 10 9

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29365M 10 9	13 G	Page	2	of	10 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Aberdare Ventures II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,744,472 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	8	SHARED DISPOSITIVE POWER

1,744,472 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,744,472 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.70% (3)

12	TYPE OF REPORTING PERSON*

PN
(1) This Schedule 13G is filed by Aberdare Ventures II, L.P. (“Aberdare II”), Aberdare Ventures II (Bermuda), L.P. (“Aberdare II Bermuda”), Aberdare II Annex Fund, L.P. (“Aberdare II Annex”), Aberdare GP II, L.L.C. (“Aberdare GP II”), and Paul H. Klingenstein (“Klingenstein,” together with Aberdare II, Aberdare II Bermuda, Aberdare II Annex, Aberdare GP II, collectively, the “Reporting Persons”). The Re porting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 1,351,580 shares held by Aberdare II; (ii) 30,638 shares held by Aberdare II Bermuda; and (iii) 362,254 shares held by Aberdare II Annex. Also includes warrants exercisable within 60 days of December 31, 2007 as follows: (i) 41,292 by Aberdare II; and (ii) 936 by Aberdare II Bermuda. Klingenstein serves as Manager of Aberdare GP II, which serves as the general partner of Aberdare II, Aberdare II Bermuda and Aberdare II Annex, and has voting and investment control over the shares owned by Aberdare II, Aberdare II Bermuda and Aberdare II Annex, and may be deemed to own beneficially the shares held by Aberdare II, Aberdare II Bermuda and Aberdare II Annex. Aberdare GP II owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007.
(3) This percentage is calculated based upon 16,309,113 shares of the Issuer‘s common stock outstanding as of November 15, 2007, as set forth on the Issuer‘s Form 424B4 registration statement filed with the Securities and Exchange Commission on November 15, 2007.

CUSIP NO.	29365M 10 9	13 G	Page	3	of	10 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Aberdare Ventures II (Bermuda), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,744,472 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	8	SHARED DISPOSITIVE POWER

1,744,472 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,744,472 shares of Common Stock (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.70%(3)

12	TYPE OF REPORTING PERSON*

PN
(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 1,351,580 shares held by Aberdare II; (ii) 30,638 shares held by Aberdare II Bermuda; and (iii) 362,254 shares held by Aberdare II Annex. Also includes warrants exercisable within 60 days of December 31, 2007 as follows: (i) 41,292 by Aberdare II; and (ii) 936 by Aberdare II Bermuda. Klingenstein serves as Manager of Aberdare GP II, which serves as the general partner of Aberdare II, Aberdare II Bermuda and Aberdare II Annex, and has voting and investment control over the shares owned by Aberdare II, Aberdare II Bermuda and Aberdare II Annex, and may be deemed to own beneficially the shares held by Aberdare II, Aberdare II Bermuda and Aberdare II Annex. Aberdare GP II owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007.
(3) This percentage is calculated based upon 16,309,113 shares of the Issuer‘s common stock outstanding as of November 15, 2007, as set forth on the Issuer‘s Form 424B4 registration statement filed with the Securities and Exchange Commission on November 15, 2007.

CUSIP NO.	29365M 10 9	13 G	Page	4	of	10 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Aberdare II Annex Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,744,472 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	8	SHARED DISPOSITIVE POWER

1,744,472 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,744,472 shares of Common Stock (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.70%(3)

12	TYPE OF REPORTING PERSON*

PN
(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 1,351,580 shares held by Aberdare II; (ii) 30,638 shares held by Aberdare II Bermuda; and (iii) 362,254 shares held by Aberdare II Annex. Also includes warrants exercisable within 60 days of December 31, 2007 as follows: (i) 41,292 by Aberdare II; and (ii) 936 by Aberdare II Bermuda. Klingenstein serves as Manager of Aberdare GP II, which serves as the general partner of Aberdare II, Aberdare II Bermuda and Aberdare II Annex, and has voting and investment control over the shares owned by Aberdare II, Aberdare II Bermuda and Aberdare II Annex, and may be deemed to own beneficially the shares held by Aberdare II, Aberdare II Bermuda and Aberdare II Annex. Aberdare GP II owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007.
(3) This percentage is calculated based upon 16,309,113 shares of the Issuer‘s common stock outstanding as of November 15, 2007, as set forth on the Issuer‘s Form 424B4 registration statement filed with the Securities and Exchange Commission on November 15, 2007.

CUSIP No.	29365M 10 9	13 G	Page	5	of	10 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Aberdare GP II, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,744,472 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	8	SHARED DISPOSITIVE POWER

1,744,472 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,744,472 shares of Common Stock (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.70% (3)

12	TYPE OF REPORTING PERSON*

OO
(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 1,351,580 shares held by Aberdare II; (ii) 30,638 shares held by Aberdare II Bermuda; and (iii) 362,254 shares held by Aberdare II Annex. Also includes warrants exercisable within 60 days of December 31, 2007 as follows: (i) 41,292 by Aberdare II; and (ii) 936 by Aberdare II Bermuda. Klingenstein serves as Manager of Aberdare GP II, which serves as the general partner of Aberdare II, Aberdare II Bermuda and Aberdare II Annex, and has voting and investment control over the shares owned by Aberdare II, Aberdare II Bermuda and Aberdare II Annex, and may be deemed to own beneficially the shares held by Aberdare II, Aberdare II Bermuda and Aberdare II Annex. Aberdare GP II owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007.
(3) This percentage is calculated based upon 16,309,113 shares of the Issuer‘s common stock outstanding as of November 15, 2007, as set forth on the Issuer‘s Form 424B4 registration statement filed with the Securities and Exchange Commission on November 15, 2007.

CUSIP NO.	29365M 10 9	13 G	Page	6	of	10 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Paul H. Klingenstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		59,775 shares of Common Stock (3)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,744,472 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		59,775 shares of Common Stock (3)

WITH	8	SHARED DISPOSITIVE POWER

1,744,472 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,804,247 shares of Common Stock

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.06% (4)

12	TYPE OF REPORTING PERSON*

IN
(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 1,351,580 shares held by Aberdare II; (ii) 30,638 shares held by Aberdare II Bermuda; and (iii) 362,254 shares held by Aberdare II Annex. Also includes warrants exercisable within 60 days of December 31, 2007 as follows: (i) 41,292 by Aberdare II; and (ii) 936 by Aberdare II Bermuda. Klingenstein serves as Manager of Aberdare GP II, which serves as the general partner of Aberdare II, Aberdare II Bermuda and Aberdare II Annex, and has voting and investment control over the shares owned by Aberdare II, Aberdare II Bermuda and Aberdare II Annex, and may be deemed to own beneficially the shares held by Aberdare II, Aberdare II Bermuda and Aberdare II Annex. Aberdare GP II owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007.
(3) Shares held by Klingenstein. Also includes warrants exercisable within 60 days of December 31, 2007 as follows: 1,684 by Klingenstein.
(4) This percentage is calculated based upon 16,309,113 shares of the Issuer‘s common stock outstanding as of November 15, 2007, as set forth on the Issuer‘s Form 424B4 registration statement filed with the Securities and Exchange Commission on November 15, 2007.

Introductory Note: This Statement on Schedule 13G is filed on behalf of Aberdare Ventures II, L.P., Aberdare Ventures II (Bermuda), L.P., Aberdare II Annex Fund, L.P., Aberdare GP II, L.L.C. and Paul H. Klingenstein in respect of shares of Common Stock, par value $0.01 per share (“Common Stock”), of EnteroMedics, Inc. (the “Issuer”).
Item 1

(a) Name of Issuer:	EnteroMedics, Inc.

(b) Address of Issuer’s Principal Executive Offices:	2800 Patton Road, St. Paul, Minnesota 55113
Item 2
(a)	Name of Person(s) Filing:
Aberdare Ventures II, L.P. (“Aberdare II”)
Aberdare Ventures II (Bermuda), L.P. (“Aberdare II Bermuda”)
Aberdare II Annex Fund, L.P. (“Aberdare II Annex”)
Aberdare GP II, L.L.C. (“Aberdare GP II”)
Paul H. Klingenstein (“Klingenstein”)

(b) Address of Principal Business Office:	c/o Aberdare Ventures
One Embarcadero Center, Suite 4000
San Francisco, California 94111
(c)	Citizenship:

Aberdare II	Delaware, United States of America
Aberdare II Bermuda	Bermuda
Aberdare II Annex	Delaware, United States of America
Aberdare GP II	Delaware, United States of America
Klingenstein	United States of America

(d) Title of Class of Securities:	Common Stock

(e) CUSIP Number:	29365M 10 9

Item 3	Not applicable.
Page 7 of 10 Pages

Item 4	Ownership.
The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007:

		Warrants		Shared	Sole	Shared
	Shares Held	Held	Sole Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage
Reporting Persons	Directly	Directly	Power	Power (1)	Power	Power (1)	Ownership (1)	of Class (2)
Aberdare II	1,310,288	41,292	0	1,744,472	0	1,744,472	1,744,472	10.70%
Aberdare II Bermuda	29,702	936	0	1,744,472	0	1,744,472	1,744,472	10.70%
Aberdare II Annex	362,254	0	0	1,744,472	0	1,744,472	1,744,472	10.70%
Aberdare GP II	0	0	0	1,744,472	0	1,744,472	1,744,472	10.70%
Klingenstein	58,091	1,684	58,091	1,744,472	58,091	1,744,472	1,804,247	11.06%

(1)	Klingenstein serves as Manager of Aberdare GP II, which serves as the general partner of Aberdare II, Aberdare II Bermuda and Aberdare II Annex, and has voting and investment control over the shares owned by Aberdare II, Aberdare II Bermuda and Aberdare II Annex, and may be deemed to own beneficially the shares held by Aberdare II, Aberdare II Bermuda and Aberdare II Annex.

(2)	This percentage is calculated based upon 16,309,113 shares of the Issuer’s common stock outstanding as of November 15, 2007, as set forth on the Issuer’s Form 424B4 registration statement filed with the Securities and Exchange Commission on November 15, 2007.
Item 5 Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:       ☐
Item 6 Ownership of More Than Five Percent on Behalf of Another Person.
     Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.
     Not applicable.
Item 8 Identification and Classification of Members of the Group.
     Not applicable.
Item 9 Notice of Dissolution of Group.
     Not applicable.
Item 10 Certification.
     Not applicable.
Page 8 of 10 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 19, 2008

/s/ Paul H. Klingenstein
Paul H. Klingenstein
ABERDARE VENTURES II, L.P.
ABERDARE VENTURES II (BERMUDA), L.P.
ABERDARE II ANNEX FUND, L.P.
By its General Partner, Aberdare GP II, L.L.C.

By:	/s/ Paul H. Klingenstein
Paul H. Klingenstein
Manager
Exhibit(s):
A — Joint Filing Statement
Page 9 of 10 Pages

EXHIBIT A
JOINT FILING STATEMENT
We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of EnteroMedics, Inc. is filed on behalf of each of us.
Dated: March 19, 2008

/s/ Paul H. Klingenstein
Paul H. Klingenstein
ABERDARE VENTURES II, L.P.
ABERDARE VENTURES II (BERMUDA), L.P.
ABERDARE II ANNEX FUND, L.P.
By its General Partner, Aberdare GP II, L.L.C.

By:	/s/ Paul H. Klingenstein
Paul H. Klingenstein Manager
Page 10 of 10 Pages